Exhibit 12.1

KILROY REALTY CORPORATION
Statement of Computation of Ratio of Earnings to Fixed Charges and
Consolidated Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Income from continuing operations (1)	$180,615	$303,798	$238,604	$59,313	$14,935
Plus Fixed Charges:
Interest expense (including amortization of loan costs)	66,040	55,803	57,682	67,571	75,870
Capitalized interest and loan costs	46,537	49,460	51,965	47,090	35,368
Estimate of interest within rental expense	4,712	3,032	3,138	4,270	4,073
Distributions on Cumulative Redeemable Preferred units	—	—	—	—	—
Fixed Charges	117,289	108,295	112,785	118,931	115,311
Plus: Amortization of capitalized interest (2)	11,236	9,865	8,412	7,001	5,823
Less: Capitalized interest and loan costs	(46,537)	(49,460)	(51,965)	(47,090)	(35,368)
Less: Distributions on Cumulative Redeemable Preferred units	—	—	—	—	—
Earnings	262,603	372,498	307,836	138,155	100,701

Combined Fixed Charges and Preferred Dividends:
Fixed Charges (from above)	117,289	108,295	112,785	118,931	115,311
Preferred Dividends	5,774	13,250	13,250	13,250	13,250
Combined Fixed Charges and Preferred Dividends	$123,063	$121,545	$126,035	$132,181	$128,561
Consolidated ratio of earnings to fixed charges	2.24x	3.44x	2.73x	1.16x	0.87x
Consolidated ratio of earnings to combined fixed charges and preferred dividends	2.13x	3.06x	2.44x	1.05x	0.78x
(Surplus) Deficiency	$(139,540)	$(250,953)	$(181,801)	$(5,974)	$27,860
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(1)The Company adopted Accounting Standards Update No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, effective January 1, 2015. As a result, properties classified as held for sale and/or disposed of subsequent to January 1, 2015 that do not represent a strategic shift are no longer presented as discontinued operations. In accordance with the accounting pronouncement, we adopted the guidance on a prospective basis. Therefore our earnings presented prior to adoption do not include the results of operations for properties classified as held for sale and/or disposed of prior to January 1, 2015.
(2)Amount represents an estimate of capitalized interest that has been amortized each year based on our established depreciation policy and an analysis of total interest costs and loan costs capitalized since 1997.

We have computed the ratio of earnings to fixed charges by dividing earnings by fixed charges. Earnings consist of income from continuing operations before the effect of noncontrolling interest plus fixed charges and amortization of capital interest, reduced by capitalized interest and loan costs and distributions on cumulative redeemable preferred units. Fixed charges consist of interest costs, whether expensed or capitalized, amortization of loan costs, an estimate of the interest within rental expense, and distributions on cumulative redeemable preferred units.

We have computed the consolidated ratio of earnings to combined fixed charges and preferred dividends by dividing earnings by combined fixed charges and preferred dividends. Earnings consist of income from continuing operations before the effect of noncontrolling interest plus fixed charges and amortization of capitalized interest, reduced by capitalized interest and loan costs and distributions on Series A cumulative redeemable preferred units. Fixed charges consist of interest costs, whether expensed or capitalized, amortization of loan costs, an estimate of the interest within rental expense, and distributions on Series A cumulative redeemable preferred units.